UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to             .

Commission File No. 1-13783

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTEGRATED ELECTRICAL SERVICES, INC.

401(k) RETIREMENT SAVINGS PLAN

B.	Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

Integrated Electrical Services, Inc.

1800 West Loop South, Suite 500

Houston, Texas 77027

INTEGRATED ELECTRICAL SERVICES, INC.

401(K) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2004 and 2003

(With Report of Independent Registered Public

Accounting Firm Thereon)

INTEGRATED ELECTRICAL SERVICES, INC.

401(K) RETIREMENT SAVINGS PLAN

All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm

The Administrative Committee of the

    Integrated Electrical Services, Inc.

    401(k) Retirement Savings Plan:

We have audited the statements of net assets available for plan benefits of the Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2004 and supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP

Houston, Texas

June 29, 2005

INTEGRATED ELECTRICAL SERVICES, INC.

401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value	$109,772,389	$108,154,807
Accrued income	372	14,253
Contributions receivable:
Employee	487,576	292,726
Employer	183,043	54,141
Loan repayments receivable	78,496	—
Cash, non-interest bearing	—	94,358

Total assets	110,521,876	108,610,285

Liabilities:
Accrued liabilities	110,000	152,642

Total liabilities	110,000	152,642

Net assets available for plan benefits	$110,411,876	$108,457,643

See accompanying notes to financial statements.

INTEGRATED ELECTRICAL SERVICES, INC.

401(k) RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2004 and 2003

	2004	2003
Net investment income:
Interest	$335,044	$375,947
Dividends	2,337,834	721,026
Net appreciation in fair value of investments	3,201,139	18,828,081

	5,874,017	19,925,054

Contributions:
Employee	11,085,238	12,354,156
Employer	1,867,582	2,397,190
Rollovers	299,966	584,992

	13,252,786	15,336,338

Transfers from other plans (note 5)	—	4,292,993
Withdrawals	(16,977,101)	(12,808,037)
Administrative expenses	(195,469)	(391,637)

Net increase	1,954,233	26,354,711

Net assets available for plan benefits:
Beginning of year	108,457,643	82,102,932

End of year	$110,411,876	$108,457,643

See accompanying notes to financial statements.

INTEGRATED ELECTRICAL SERVICES, INC.

401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

The following description of the Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information about the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established by Integrated Electrical Services, Inc. (the Company), on January 1, 1999. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), which includes a qualified deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was amended and restated effective January 1, 2002.

The Company, as plan administrator, established an administrative committee (the Administrative Committee). The Administrative Committee is responsible for the general administration of the Plan. The Administrative Committee is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan.

(b)	Trustee

Effective July 1, 2004, Merrill Lynch Trust Company, FSB (Merrill Lynch) replaced Hand Benefits and Trust, Inc. (Hand) as the trustee for the Plan.

Trustee fees, audit fees and all other administrative costs incurred during 2004 and 2003 were paid either by the Plan or through unallocated forfeitures within the Plan unless the Company elected to pay such expenses on behalf of the Plan. Any administrative expenses not paid by the Company or through the use of unallocated forfeitures are allocated to participant accounts. Prior to July 1, 2004, loan processing fees were charged to the account of the participant requesting the loan. Effective July 1, 2004, participants are no longer assessed loan processing fees.

(c)	Eligibility

All employees, excluding members of a collective bargaining unit, nonresident aliens, leased employees, and employees of an affiliate of the Company that has not adopted the Plan, are eligible to participate in the Plan on the first day of any month following the later of the date on which he or she completes 60 days of service or attains age 21.

(d)	Rollovers

Participants may contribute from other qualified plans or accounts as allowed under the Plan’s provisions.

(e)	Contributions

Eligible employees may contribute, on a pretax basis, an amount up to 100% of their compensation, as defined. In addition, eligible employees who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions subject to limitations of Section 414(v) of the Code. The Company does not match the employees’ catch-up contributions. Employee contributions are subject to certain limitations.

INTEGRATED ELECTRICAL SERVICES, INC.

401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

The Company will make matching contributions based on a percentage, if any, as determined each plan year by the Company. During 2004 and 2003, the Company made matching contributions equal to 25% of the first 6% of each participant’s contribution.

The Plan allows the Company to make a “true-up” matching contribution at its sole discretion at the end of a plan year for eligible participants in an amount which, when aggregated with the Company contributions made during the year, will produce aggregate matching contributions equal to the percentage established by the Company. The Company did not elect to make a “true-up” matching contribution for the 2004 and 2003 plan years.

(f)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and an allocation of earnings, losses, any appreciation or depreciation of the funds invested and administrative expenses. Allocations are based on the participant account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(g)	Loans

Participants may borrow from their before-tax vested contribution accounts a minimum of $1,000 to a maximum equal to the lesser of (a) $50,000 minus any outstanding loan balance(s) in the last 12 months or (b) 50% of their vested account balances. No more than one loan is allowed per account at any given time. Interest rates are established by the Administrative Committee. Interest rates on outstanding loans at December 31, 2004 range from 5.0 percent to 11.5 percent. Maturity dates on outstanding loans at December 31, 2004 range from July 2, 2004 to March 31, 2028. Loans must be repaid within five years. For loans initiated prior to July 1, 2004, the repayment period for loans used to purchase a primary residence was fifteen years. Principal and interest are repaid through after-tax payroll deductions.

(h)	Investment Options

The Plan allows for participant transactions on the first day of any given month with respect to changes in the contribution level. The Plan allows for participant transactions on a daily basis with respect to (a) the transfer of funds from one investment alternative to another and (b) changes in the investment of new contributions. Participants may cease their deferrals at the beginning of any payroll period with proper notice. Prior to the transfer to Merrill Lynch, on July 1, 2004, the Plan provided for contributions to be invested by Hand among the Company’s common stock, five mutual funds, and five common/collective trust funds in accordance with participant investment elections and the provisions of the trust agreement. In conjuction with the transfer, existing investments were mapped to similar investments offered by Merrill Lynch or were transferred in-kind. As such, contributions may be invested by Merrill Lynch among the Company’s common stock, seven mutual funds, and one common/collective trust fund in accordance with participant investment elections and the provisions of the trust agreement.

INTEGRATED ELECTRICAL SERVICES, INC.

401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

The trustee utilizes a short-term investment account to invest assets of the Plan pending investment into the directed funds.

(i)	Company Common Stock Voting Rights

Participants are entitled to exercise voting rights attributable to the shares of Integrated Electrical Services, Inc. common stock allocated to their account and are notified prior to the time that such rights are to be exercised. The Trustee will vote any shares for which instructions have not been given by the participant in proportion to the votes received.

(j)	Vesting

Participants are 100% vested in their contributions, rollover contributions, and earnings thereon. Participants vest in their Company matching contributions, and earnings thereon, as follows:

Completed Years of Service	Vested Percentage
Less than 3	0%
3 or more	100%

(k)	Forfeitures

Forfeitures result from termination of employment before full vesting has occurred. Forfeitures are first used to pay the Plan’s ordinary and necessary administrative expenses and then any remaining forfeitures are used to reduce the Company matching contributions. At December 31, 2004 and 2003, forfeited unvested accounts totaled approximately $20,700 and $327,000, respectively. During 2004 and 2003, approximately $109,500 and $202,000 of forfeitures were utilized to pay plan expenses, respectively, and during 2004 and 2003, approximately $275,600 and $0, respectively, of forfeitures were utilized to reduce Company matching contributions.

(l)	Withdrawals

Once age 59 1/2 is attained, a participant may withdraw some or all of the vested amounts in his or her account. If the participant is younger than 59 1/2, he or she may withdraw some or all of the vested amounts in his or her account, excluding earnings thereon, only in the event of financial hardship. Upon retirement, termination of employment, death, or permanent disability, participants or their beneficiaries will be paid in the form of a lump sum equal to the vested value of their accounts. If a participant account balance exceeds $5,000 at termination of employment, the participant may elect to defer the distribution until age 70 1/2.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements are prepared on the accrual basis of accounting. Withdrawals are recorded when paid.

INTEGRATED ELECTRICAL SERVICES, INC.

401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amounts of net assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are reported at fair value. Mutual funds and the Company’s common stock are valued based upon quoted market prices. The common/collective trust fund is valued at fair value as determined by the issuer based upon quoted market prices, when available, of the underlying assets. Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments are shown as net appreciation in fair value of investments in the statements of changes in net assets available for plan benefits.

Prior to July 1, 2004, the Plan invested in the Hand Composite Employee Benefit Trust Short-Term Income Fund (the Short-Term Income Fund) which is a fully benefit-responsive common/collective trust fund investing in short-term debt instruments, including guaranteed investment contracts (GICs). The underlying investments of the Short-Term Income Fund are stated at amortized cost which approximated fair value. For the years ended December 31, 2004 and 2003, the average yield for the Short-Term Income Fund was 1.43% and 1.55%, respectively. Effective July 1, 2004, the Plan began investing in the Merrill Lynch Retirement Preservation Trust (Preservation Trust) which is a fully benefit-responsive fund that invests primarily in GICs, synthetic GICs, and U.S. government securities, which are recorded at contract value which approximates fair value. The average yield of Preservation Trust was 4.37% for the year ended December 31, 2004. Participant loans are valued at cost, which approximates fair value. Purchase and sales of securities are recorded on a trade-date basis. Interest is recorded as earned. Dividends are recorded on the ex-dividend date.

INTEGRATED ELECTRICAL SERVICES, INC.

401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(3)	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets for December 31, 2004 and 2003:

2004
Merrill Lynch Retirement Preservation Trust	$29,872,816
MFS International New Discovery Fund Class A	8,572,612
Pimco Total Return Fund Class A	9,192,722
Merrill Lynch S&P 500 Index Fund Class A	26,374,900
Lord Abbett Affiliated Fund Class P	8,712,452
American Growth Fund of America Class A	18,683,174

2003
American Growth Fund of America Class A	$17,288,192
Hand Benefit and Trust Company Composite Employee Benefit Group Trust:
Benefit Trust Equity Index 500 Fund	12,062,509
Short-Term Income Fund	11,749,393
SMART Aggressive Fund	6,224,787
SMART Moderate Fund	7,909,512
Fidelity Advisor Government Investment Portfolio	9,594,667
Investment Company of America	7,967,006
Janus Worldwide Fund	12,232,296
MFS Capital Opportunities Fund	8,861,984
Integrated Electrical Services, Inc. Common Stock	6,007,773

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2004	2003
Common/collective trust funds	$924,119	$5,815,484
Mutual funds	4,743,201	9,245,789
Company common stock	(2,466,181)	3,766,808

Net appreciation	$3,201,139	$18,828,081

INTEGRATED ELECTRICAL SERVICES, INC.

401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(4)	Concentration of Investments

The Plan’s investment in Integrated Electrical Services, Inc. common stock represents approximately 3% of total investments as of December 31, 2004 and approximately 6% of total investments as of December 31, 2003. The Company is the largest provider of electrical contracting services in the United States and provides a broad range of services including designing, building and maintaining electrical, low voltage and utilities systems for commercial, industrial and residential customers.

(5)	Transfers from Other Plans

During 2004, the Plan had no transfers from other Plans. During 2003, account balances of employees of various acquired companies who had participated in plans sponsored by the acquired companies were transferred to the Plan. Transfers from the acquired companies’ plans totaled $4,292,993 and are as follows:

Encompass 401 (k) Savings and Retirement Plan	$3,994,052
Other	298,941

$4,292,993

(6)	Risks and Uncertainties

The Plan provides for various investments in common/collective trust funds, mutual funds, and the Company’s common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

(7)	Tax Status

The Plan obtained its latest determination letter on October 18, 2001, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. Even so, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2004 and 2003.

(8)	Priorities upon Termination

Under the terms of the Plan, the Company has the right at any time to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in the balance of their accounts. The trustee would then commence distribution as directed by the Administrative Committee.

INTEGRATED ELECTRICAL SERVICES, INC.

401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(9)	Party-In-Interest Transactions

Certain Plan investments were units of common/collective trust funds managed by Hand Benefits & Trust, Inc. Hand Benefits & Trust, Inc. was the trustee for the Plan; therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are a mutual fund and a common/collective trust fund managed by Merrill Lynch, the trustee, and a party in interest with respect to the Plan. In addition, the Plan provides for investment in Company common stock and participant loans, which also qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Code.

(10)	Delinquent Participant Contributions

As reported on schedule H, Line 4a, certain Plan contributions and participant loan repayments were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the years ended December 31, 2002, 2003, and 2004, respectively. On June 28, 2005, the Company remitted $31,786, $39,507 and $18,365 of earnings on the delinquent participant contributions relating to 2002, 2003, and 2004, respectively.

(11)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits as reported in the financial statements and the Form 5500 as of December 31, 2004 and 2003:

	2004	2003
Net assets available for plan benefits per the financial statements	$110,411,876	$108,457,643
Less amounts allocated to withdrawing participants at December 31, 2004 and 2003	(109,744)	(51,974)

Net assets available for plan benefits per Form 5500	$110,302,132	$108,405,669

The following is a reconciliation of withdrawals as reported in the financial statements and the Form 5500 for the years ended December 31, 2004 and 2003:

	2004	2003
Withdrawals per the financial statements	$16,977,101	$12,808,037
Add amounts allocated to withdrawing participants at December 31, 2004 and 2003	109,744	51,974
Less amounts allocated to withdrawing participants at December 31, 2003 and 2002	(51,974)	—

Withdrawals per Form 5500	$17,034,871	$12,860,011

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

(12)	Subsequent Events

During 2005, approximately $9,000,000 of account balances of employees of various divested companies who had participated in the Plan were transferred to plans maintained by the acquiring or divesting companies.

INTEGRATED ELECTRICAL SERVICES, INC.

401(K) RETIREMENT SAVINGS PLAN

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2004

(a) Identity of party involved	(b) Relationship to plan, employer or other party-in-interest	(c) Description of transaction, including rate of interest	(d) Amount on line 4(a)	(e) Lost Interest
Integrated Electrical Services, Inc	Plan sponsor	2002 employee deferrals and loan repayments not deposited to Plan in a timely manner. Interest rate range of 1% to 25%	$54,774	$31,786

Integrated Electrical Services, Inc	Plan sponsor	2003 employee deferrals and loan repayments not deposited to Plan in a timely manner. Interest rate of 2% to 33%	$105,720	$39,507

Integrated Electrical Services, Inc	Plan sponsor	2004 employee deferrals and loan repayments not deposited to Plan in a timely manner. Interest rate of 1% to 9%	$88,043	$18,365

It was noted that there were unintentional delays by the Company in submitting employee deferrals and loan repayments in the amount of $230,043 and $18,494, respectively, to the trustee. On June 28, 2005, $89,658 of earnings on the delinquent participant contributions were remitted to the trustee.

See accompanying report of independent registered public accounting firm

INTEGRATED ELECTRICAL SERVICES, INC.

401(K) RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issue/ description of investment	Principal amount or numbers of shares	Current Value
Merrill Lynch Retirement Preservation Trust, common/collective trust*	29,872,816	$29,872,816
Hotchkis & Wiley Small Cap Value Fund Class A, mutual fund	17,991	912,327
MFS International New Discovery Fund Class A, mutual fund	401,716	8,572,612
State Street Research Emerging Growth Fund, mutual fund	22,733	308,492
Pimco Total Return Fund Class A, mutual fund	861,548	9,192,722
Merrill Lynch S&P 500 Index Fund Class A, mutual fund*	1,780,885	26,374,900
Lord Abbett Affiliated Fund Class P, mutual fund	590,275	8,712,452
American Growth Fund of America Class A, mutual fund	682,366	18,683,174
Integrated Electrical Services, Inc., common stock*	640,236	3,098,740
Interest-bearing cash	$110,124	110,124
Participant loans* (interest rates ranging from 5.00% to 11.50% and maturity dates ranging from July 2, 2004 to March 31, 2028 )	$3,934,030	3,934,030

Total assets (held at end of year)		$109,772,389

*	Identified party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

June 29, 2005

Integrated Electrical Services, Inc.
401(k) Retirement Savings Plan

By:	/s/ Robert Callahan
Robert Callahan
Senior Vice President – Human Resources and
a Member of the Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm